EXHIBIT 99.1

Costamare Inc. Reports Results for the First Quarter Ended March 31, 2018

MONACO, May 01, 2018 (GLOBE NEWSWIRE) -- Costamare Inc. (“Costamare” or the “Company”) (NYSE:CMRE) today reported unaudited financial results for the first quarter ended March 31, 2018.

  Adjusted Net Income available to common stockholders of $13.4 million or $0.12 per share for the three-months ended March 31, 2018.
  Acquired two 2008-built 1,300 TEU sister containerships, Michigan and Trader, on April 12, 2018 and April 18, 2018, respectively.
  Accepted delivery on April 27, 2018 of the 3,800 TEU containership Polar Brasil (ex Hull No. YZJ2015-1207). The vessel, upon its delivery, commenced its seven-year charter with Maersk Line.
  No ships laid up. Chartered in total 16 vessels since December 31, 2017.
  Declared dividend of $0.10 per share on our common stock and dividends on all four classes of our preferred stock.

See “Financial Summary” and “Non-GAAP Measures” below for additional detail

New Business Developments

A. New acquisitions

  On April 12, 2018 and April 18, 2018 we acquired two 2008-built 1,300 TEU sister containerships, Michigan and Trader, respectively. Both acquisitions were funded with available cash.

B. Newbuild vessel deliveries

  On April 27, 2018, we accepted delivery of the 3,800 TEU containership Polar Brasil (ex Hull No. YZJ2015-1207), which was acquired pursuant to our joint venture with York Capital Management. The vessel commenced its seven-year charter with Maersk Line. Costamare holds a 49% interest in the entity that owns the vessel. The vessel’s acquisition has been funded with debt and equity.

C. New Financing Arrangements

  In March 2018, we refinanced the outstanding loan amount of $299.8 million under our original 2008 $1.0 billion credit facility with a leading European financial institution. The new facility matures in June 2021 and has a balloon payment at expiry of $88.0 million. The new amortization schedule and the terms of the new facility result in lower projected debt service repayments and improved liquidity of about $65.0 million until its maturity.

  In February 2018, we extended the maturity of the credit facility (original balloon payment of $13.1m) for Niledutch Panther until February 2019.

D. New charter agreements

· All of our vessels are currently employed.

· The Company has chartered in total 16 vessels since December 31, 2017. More specifically, the Company:

  Agreed to charter the 1996-built, 7,403 TEU containership Kure with COSCO for a period of 12 to 15 months at charterers’ option, starting from April 27, 2018, at a daily rate of $16,350.
  Agreed to charter the 2001-built, 5,576 TEU containership Ensenada with Ocean Network Express (ONE) for a period starting from April 27, 2018 and expiring at the charterers’ option during the period from February 20, 2019 to May 20, 2019, at a daily rate of $16,000.
  Agreed to extend the charter of the 2000-built, 6,648 TEU containership Maersk Kobe with Maersk for an initial period of 2 to 5 months at charterers’ option, starting from May 5, 2018, at a daily rate of $16,000. Charterer has the option, exercisable prior to July 1, 2018, to extend the charter for a period ranging from February 15, 2019 to May 15, 2019 at the same daily rate.
  Agreed to extend the charter of the 1997-built, 7,403 TEU containership Maersk Kawasaki with Maersk for a period of 2 to 6 months at charterers’ option, starting from March 12, 2018, at a daily rate of $15,000.
  Agreed to extend the charter of the 2000-built, 6,648 TEU containership Sealand New York with Maersk for a period of 2 to 5 months at charterers’ option, starting from March 8, 2018, at a daily rate of $14,000.
  Agreed to extend the charter of the 2003-built, 5,928 TEU containership Venetiko with Hapag Lloyd for a period of 6 to 10 months, starting from May 19, 2018, at a daily rate of $11,750.
  Agreed to extend the charter of the 2001-built, 1,550 TEU containership Arkadia with Evergreen for a period of 5 to 7 months at charterers’ option, starting from April 18, 2018, at a daily rate of $10,400.
  Agreed to extend the charter of the 1998-built, 1,645 TEU containership Padma with Evergreen for a period starting from April 21, 2018 and expiring at the charterers’ option during the period from June 26, 2018 to July 15, 2018, at a daily rate of $9,800.
  Agreed to extend the charter of the 2000-built, 2,474 TEU containership Areopolis with Evergreen, for a period of 5 to 7 months at charterers’ option, starting from March 21, 2018, at a daily rate of $9,100.
  Agreed to extend the charter of the 1991-built, 2,020 TEU containership MSC Pylos with MSC for a period of 11 to 13 months, starting from February 15, 2018, at a daily rate of $6,800.
  Agreed to extend the charter of the 2004-built, 4,992 TEU containership Piraeus for a period of 42 to 84 days, starting from March 9, 2018.
  Agreed to extend the charter of the 1999-built, 2,526 TEU containership Elafonisos with MSC for a period starting from March 15, 2018 and expiring at the charterers’ option during the period from January 15, 2019 to February 28, 2019.
  Agreed to extend the charter of the 2010-built, 8,531 TEU containership Navarino with PIL for a period of 10 to 12 months, starting from April 13, 2018.
  Agreed to extend the charter of the 1998-built, 3,842 TEU containership Itea with ACL for a period up to March 23, 2018, starting from February 8, 2018, at a daily rate of $8,000. Subsequently, the vessel was employed by DELTA on a voyage basis starting from March 24, 2018 until about May 12, 2018 for a lump sum amount of $550,000.
  Agreed to extend the charter of the 1996-built, 1,504 TEU containership Prosper with Sea Consortium for a period of between 18 and 25 days starting from April 26, 2018, at a daily rate of $10,300.
  Agreed to extend the charter of the 1997-built, 2,458 TEU containership Messini with Evergreen for a period of 3 to 6 months, starting from May 16, 2018, at a daily rate of $10,250.

E. Preferred Share Offering

  On January 30, 2018, we completed a public offering of 4.6 million shares of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”). The gross proceeds from the offering before the underwriting discount and other offering expenses were $115.0 million.

F. Dividend announcements

  On April 2, 2018, we declared a dividend for the quarter ended March 31, 2018, of $0.10 per share on our common stock, payable on May 8, 2018, to stockholders of record as of April 20, 2018.

  On April 2, 2018, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock, a dividend of $0.546875 per share on our Series D Preferred Stock and a dividend of $0.462240 per share on our Series E Preferred Stock which were all paid on April 16, 2018 to holders of record as of April 13, 2018.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the first quarter of the year the market continued with a positive momentum across the board with larger vessels capturing most of the upswing.

During the same period, the Company delivered profitable results.

On April 27th we accepted delivery of the c/v Polar Brasil, which is the second of the two 3,800 TEU new buildings ordered together with our partner York Capital Management. Upon delivery the vessel commenced its seven-year time charter to Maersk Line.

In April we acquired the 2008-built 1,300 TEU sister containerships, Michigan and Trader. These acquisitions were funded with available cash.

On the chartering side, we chartered in total 16 ships since last quarter and today we have no ships laid up.

Finally, on the dividends, we declared our 30th consecutive quarterly dividend since going public. Insiders have decided, as has been the case since June 2016, to reinvest in full their cash dividends in new shares.”